Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zama&Zama Inc.
1945 E Russell Rd Ste 208
Las Vegas, NV 89119
https://karmaandluck.com

Up to $1,234,999.92 in Non-Voting Common Stock at $1.96
Minimum Target Amount: $123,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Zama&Zama Inc.
Address: 1945 E Russell Rd Ste 208, Las Vegas, NV 89119
State of Incorporation: NV
Date Incorporated: March 30, 2016

Terms:

Equity

Offering Minimum: $123,999.40 | 63,265 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.92 | 630,102 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.96
Minimum Investment Amount (per investor): $199.92

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Early Bird</u>

Loyalty and Other Bonuses

Loyalty Bonus: Previous investors and Employees in Karma and Luck are eligible for an additional 20% bonus shares.

Early Investment Bonus (Time-Based Perks)

Extreme Early Bird: Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird: Invest within the first week and receive 7% bonus shares.

Early Bird: Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Bonuses (Amount-Based Perks)

Tier 1: Invest $500 or more and receive 2% bonus shares.

Tier 2: When you invest $1,000 or more, you'll receive a Red String Protection Bracelet and 5% bonus shares.

Tier 3: By investing $5,000 or more, you'll receive a curated jewelry set valued at $250, exclusive early access to product releases, and 7% bonus shares.

Tier 4: With an investment of $10,000 or more, you'll receive a premium jewelry set valued at $500, early access to product releases, a 10% lifetime discount on all purchases, and 10% bonus shares.

Tier 5: For investments of $25,000 or more, you'll receive a $500 gift card, a premium jewelry set, early access to product releases, a 15% lifetime discount on all purchases, and 12% bonus shares.

Tier 6: If you invest $50,000 or more, you'll enjoy two nights at the Venetian Hotel in Las Vegas, a private tour of the Karma and Luck flagship store with CEO Vladi Bergman, an exclusive premium jewelry collection valued at $1,500, a 15% lifetime discount on all purchases, early access to new product releases, and 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Karma and Luck will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-voting common stock at $1.96 per share, you will receive 110 shares of Non-voting common stock, meaning you'll own 110 shares for $196. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Overview

Karma and Luck is a modern spiritual lifestyle brand offering handcrafted jewelry and home décor inspired by timeless traditions and infused with spiritual symbolism. The company's products are curated by intention, designed to promote positivity, wellness, and spiritual connection. Since its founding, Karma and Luck has served over 450,000 customers across 165 countries, generating over $100 million in lifetime sales. The brand has gained recognition from major media outlets like Forbes, GQ, and Good Morning America for its unique blend of cultural heritage and modern design.

Business Model

Karma and Luck operates through a direct-to-consumer (D2C) sales model, supported by 11 retail locations, a robust e-commerce platform, and partnerships with five major online marketplaces. The company's omnichannel approach enhances brand visibility and customer engagement, driving both online and in-store sales. Its products range from accessible price points ($69 to $159) to premium offerings ($1,000 to $1,500), catering to a wide demographic. With an average order value of $154 and a low customer acquisition cost of $25, the brand has successfully built a loyal customer base with a 41% retention rate.

Corporate Structure

Karma and Luck operates as Zama and Zama Inc., a privately held company incorporated in Nevada in 2016. The company has no subsidiaries or parent companies and functions solely under its corporate name. Zama and Zama Inc. oversees all aspects of Karma and Luck's operations, including retail, e-commerce, and product development.

Intellectual Property (IP)

The company holds various trademarks protecting its brand name, logo, and product designs, filed with the USPTO and internationally. These trademarks safeguard the authenticity of Karma and Luck's unique products and marketing assets. Additionally, the company has developed proprietary product designs and branding elements, ensuring continued innovation and market differentiation. Karma and Luck actively explores further IP protections to enhance its long-term strategy.

Corporate History

Zama and Zama Inc., the legal entity behind Karma and Luck, was incorporated in Nevada on [specific date, if available]. Since its inception, the company has expanded its product line to over 1,300 SKUs, launched multiple retail locations, and built a strong e-commerce presence. Its executive team has been strengthened to support aggressive growth plans, including retail and digital expansions.

Competitors and Industry

Industry

Karma and Luck operates at the intersection of the $353 billion global jewelry market and the $8.3 billion spiritual products market, which is growing at 8.7% annually. The brand uniquely positions itself by blending high-quality craftsmanship with meaningful spiritual symbolism, appealing to consumers prioritizing wellness, mindfulness, and sustainability.

Competitors

Key competitors in the jewelry industry include Pandora and Swarovski, while the spiritual products market sees competition from smaller niche players. Karma and Luck differentiates itself by offering products that combine spiritual significance with contemporary design. Its commitment to sustainability, cultural celebration, and handcrafted quality sets it apart from industry peers.

Current Stage and Roadmap

Current Stage

Karma and Luck is in a growth stage, with 2023 revenue totaling $26 million from its omnichannel operations. The company recently opened new retail locations in Las Vegas International Airport and Pembroke Pines Mall, expanding its footprint in high-traffic areas. Its product line and operational model are well-established, with plans underway for further retail and e-commerce growth.

Roadmap

Looking ahead, Karma and Luck plans to:

Open 35 new retail stores in key markets, including California, Florida, New York, and Texas, over the next five years, with an estimated $30 million in additional retail revenue.

Drive $40 million in e-commerce revenue through expanded digital marketing and partnerships.

Launch exclusive new collections to appeal to premium customers and enhance its product portfolio.

Collaborate with celebrities and well-known brands to increase market visibility and expand its customer base.

Continue sustainability efforts by minimizing waste, reducing packaging, and promoting environmentally friendly practices.

The Team

Officers and Directors

Name: Vladi Bergman

Vladi Bergman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Principal Financial Officer
  Dates of Service: March, 2016 - Present
  Responsibilities: As founder and Chief Executive Officer, I am tasked with the Karma and Luck's strategic direction and product offerings. My charge is to build and work with an Executive Leadership Team made up of experienced industry executives and subject matter experts to significantly increase our current sales volume and retail store outlets. The success of Karma and Luck, since its founding, has been a product of my passion and desire to create a spiritual and multicultural brand. It is that passion and desire that leads me to move to the next level of brand awareness as my team and I scale this powerful brand. The future is brighter than ever as we work together to grow the Karma and Luck brand into the internationally recognized leader in the modern spiritual lifestyle brand. Salary: $250,000.00

Name: Amihay Hadad

Amihay Hadad's current primary role is with Poker face llc. Amihay Hadad currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Shareholder and Director
  Dates of Service: January, 2012 - Present
  Responsibilities: Shareholder and Director (no salary)

Other business experience in the past three years:

- Employer: Element title
  Title: President
  Dates of Service: January, 2016 - January, 2023
  Responsibilities: Managed all day-to-day operations, oversaw employees, and controlled financial matters. Additional Information: Self-employed as a real estate investor and property manager/operator.

Other business experience in the past three years:

- Employer: Poker face llc
  Title: CEO
  Dates of Service: January, 2010 - Present
  Responsibilities: Managed all day-to-day operations, oversaw employees, and controlled financial matters.

Name: Karen (Kevin) Ovchyan

Karen (Kevin) Ovchyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Investor
  Dates of Service: January, 2016 - Present
  Responsibilities: As a Board Member, Karen Ovchyan participates in high-level strategic discussions and provides insights for company growth and investor relations. In her role as an investor, she contributes capital to support the company's expansion and long-term vision. No salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the

Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete

or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make

hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Saturation and Competition
The global jewelry and spiritual lifestyle market is highly competitive, with established players like Pandora and Swarovski and numerous smaller brands. Karma and Luck may face challenges in distinguishing itself, particularly in an industry with frequent new entrants and trends that shift rapidly. Maintaining a competitive advantage could require significant, ongoing investment in brand positioning, marketing, and product development.

Consumer Demand Volatility
Trends in spiritual and wellness-focused products may fluctuate, influenced by shifting consumer interests, economic conditions, and lifestyle changes. If consumer interest in spiritual or culturally-inspired products declines, Karma and Luck may see reduced demand for its core offerings, directly impacting sales and profitability.

Economic Downturns and Consumer Spending
The jewelry and lifestyle industries are heavily reliant on discretionary spending. During economic downturns, consumers may prioritize essential goods over luxury or non-essential items like jewelry and home decor, which could lead to reduced revenue for Karma and Luck.

Supply Chain and Production Risks
Karma and Luck relies on artisans to produce its jewelry and decor items. Any disruptions in the supply chain — such as delays in material sourcing, increased production costs, or global trade restrictions — could affect the company's ability to meet demand or maintain profit margins. Labor and material costs may also rise, impacting the company's profitability.

Retail Expansion Challenges

Karma and Luck plans to expand its retail footprint, which involves high upfront costs and operational risks. If new stores fail to generate sufficient revenue to offset expenses, this expansion could strain the company's financial resources. Additionally, real estate costs and fluctuating retail conditions in targeted markets could impact the success of these new locations.

Intellectual Property Risks

As a brand operating in a highly visual and stylistic industry, Karma and Luck is vulnerable to imitation. Competitors or counterfeiters may replicate the company's designs or brand style, potentially diminishing the unique appeal of Karma and Luck's offerings. Enforcing intellectual property rights, especially across international markets, may prove costly and challenging.

Dependence on Digital and E-commerce Platforms

While Karma and Luck benefits from a strong e-commerce presence, reliance on online marketplaces and digital platforms also poses risks. Any changes in platform algorithms, fee structures, or terms of service could impact the company's visibility and sales. Additionally, cybersecurity threats and data privacy concerns are ongoing risks for companies with a strong digital footprint.

Sustainability and Ethical Sourcing Expectations

Consumers are increasingly aware of environmental and ethical considerations in their purchasing choices. If Karma and Luck is unable to demonstrate sustainable sourcing or fails to meet rising expectations for ethical production, the brand's reputation may be negatively impacted. This could result in lost sales or pressure to adjust sourcing and production practices at an increased cost.

Dependence on Consumer Perception of Spiritual Products

The company's branding and product appeal are closely tied to spirituality and positive energy, which are subjective qualities. If public sentiment shifts or if consumers view such claims skeptically, the company may face challenges in maintaining consumer trust and demand.

Legal Proceedings and Financial Liabilities

Zama & Zama Inc. and its affiliated entities have been involved in several civil and financial proceedings in recent years, including a Judgment by Confession and various tax liens. While documentation has been provided to confirm that these matters have been resolved, any undisclosed or future financial liabilities related to these or similar matters could impact the Company's financial health and operational stability.

Risk of Reputational Damage Due to Past Legal Issues

The Company's involvement in civil litigation and tax-related disputes may impact its reputation and investor perception. Potential investors should consider the potential reputational risks associated with these historical issues, as they may affect the Company's relationships with customers, suppliers, and other stakeholders.

Risk of Operational Disruption from Legal and Financial Obligations

Settlement agreements and satisfaction of judgment documentation indicate past financial obligations. Should the Company face any additional unplanned financial liabilities or legal actions similar to these in the future, such obligations could divert resources and attention from regular business operations and negatively affect the Company's ability to achieve its growth objectives.

Economic Uncertainty and Financial Impact of Settlements and Judgments

Some prior financial challenges, such as the Judgment by Confession with Broad Street Capital LLC, were attributed to economic disruptions during the COVID-19 pandemic. While this matter has been resolved, similar economic challenges or unforeseen events could adversely impact the Company's ability to meet financial obligations or remain in compliance with existing agreements.

Cases

The company has been involved in multiple civil cases, tax liens, and legal disputes, including a "Judgment by Confession" in the case of Broad Street Capital LLC vs. Zama & Zama Inc., as well as settlements with other parties such as CNH 13, LLC, Asher Walli, and Banc of America Leasing & Capital, LLC. While the company has provided documentation confirming the resolution of these matters, the historical nature of these disputes and financial challenges could indicate potential risks in the event of future financial or legal obligations arising from unforeseen circumstances. These issues may also impact the company's ability to secure financing or establish partnerships, potentially affecting operations and growth.

General Litigation Disclosure

In the interest of transparency, we disclose that Karen (Kevin) Ovchyan, a board member of the company, has been involved in past litigation in limited and peripheral capacities. These matters primarily arose due to their roles as a shareholder or through indirect association and did not involve allegations of personal or professional misconduct. To the best of Karen Ovchyan's recollection: GT Solutions vs. Guy Tumarkin Karen Ovchyan was a shareholder in GT Solutions at the time of the lawsuit. They were not a named defendant nor the plaintiff in this case. The lawsuit was initiated by another shareholder as part of a business dispute in which Karen Ovchyan had no direct involvement. The case was resolved out of court, and Karen

Ovchyan was neither a party to the settlement nor privy to its terms. Their involvement was incidental and limited to their ownership position as a shareholder. Financial Indemnity Company vs. Constantin Sava This matter was reportedly related to a car accident and brought by an insurance company. Karen Ovchyan was not directly involved in this case and has no knowledge of the final resolution or settlement terms.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Vladi Bergman	18,576,618	Common Stock	82.56%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 630,102 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 45,000,000 with a total of 22,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 8,196,710 with a total of 426,831 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The Company has a Non-Voting Shareholders Agreement that may be applicable to this offering. If the Non-Voting Shareholders Agreement is applicable to this offering, investors will be notified and given additional information at the time of implementation. The rights and preferences of the Non-Voting Shareholders Agreement include cooperation rights, drag-along rights, company-owned right of redemption, expense requirements, etc. These rights will be summarized and disclosed to investors if applicable.

Pursuant to the Company's Bylaws, shares sold in this offering may be subject to transfer restrictions, including a Company-owned right of first refusal.

The total amount outstanding includes 341,465.05 shares are to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 85,366.26 shares are to be issued pursuant to stock options already issued.

What it means to be a minority holder

As a minority holder of non-voting common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $23,608,600 compared to $25,757,830 in fiscal year 2023, representing an

increase of $2,149,230 (9.1%). The increase was primarily driven by improved online sales performance and

additional marketing efforts, as well as continued expansion in the retail footprint.

Cost of Sales

Cost of Sales for the fiscal year 2022 was $5,497,389, compared to $5,667,136 in fiscal year 2023. The COGS

percentage decreased from 23.28% in 2022 to 22.00% in 2023. This decrease reflects more efficient inventory

management and the successful implementation of cost-saving measures in procurement and supply chain

processes.

Gross Margins

Gross margins for fiscal year 2022 were $18,111,210 compared to $20,090,693 in fiscal year 2023, an increase

of $1,979,483 (10.93%). This improvement was largely attributed to higher revenues, lower cost of sales, and

the introduction of higher-margin product offerings.

Expenses

Operating expenses for fiscal year 2022 were $17,749,075 compared to $19,022,638 in fiscal year 2023. The

increase of $705,920 (7.18%) was driven by higher general and administrative expenses, increased salaries and

wages due to the expansion of the team, and elevated marketing and advertising costs to support revenue

growth.

Marketing and Advertising: Decreased from $5,899,357 in 2022 to $4,738,346 in 2023 due to more focused marketing efforts.

Salaries and Wages: Increased from $5,299,993 in 2022 to $6,196,477 in 2023 due to hiring for growth and operational expansions.

Historical results and cash flows:

Historical results and cash flows:

The Company is currently in the growth stage and is a revenue-generating business. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future due to ongoing retail expansion and the development of new product lines.

Past cash was primarily generated through retail and online sales, supplemented by shareholder loans and equity investments.

Our goal is to enhance profitability through continued cost optimizations and to expand our retail and online presence internationally. Historical cash flows do not fully represent future expectations, as we anticipate significant revenue increases with planned expansions.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 1, 2024, the Company has the following capital resources available:

Line of Credit (LOC) with Settle: $2,400,000

Shareholder Contribution: $1,216,848

Shopify Loan: $500,000

ClearCo Loan: $500,000

Shareholder Loan: $1,000,000 (if necessary)

CEO Loan: $130,000 (if necessary)

Cash on Hand (as of December 31, 2024): $1,800,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through this Regulation Crowdfunding campaign are not critical to the Company's operations. The Company has sufficient financial resources available as listed above.

The funds raised will instead be allocated toward expansion and growth of both our Retail and E-commerce units, supporting initiatives to scale operations and increase market reach.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through this campaign are not necessary for the viability of the Company.

If the maximum funding goal of $5,000,000 is achieved, these funds will constitute approximately 39% of the total financial resources available to the Company, which would amount to $12,546,000 ($7,546,000 current resources + $5,000,000 raised).

However, the Company can remain operational with its existing resources even without a successful raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum offering amount is raised, the Company anticipates being able to operate for 5 or more years based on its current financial standing and monthly burn rate of $1.3 million, allocated as follows:

Public Relations (PR): $510,000

Rent: $320,000

Marketing: $150,000

Shipping: $70,000

Miscellaneous: $250,000 (e.g., interest payments, professional fees)

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum funding goal is achieved, the Company expects to operate for 10 or more years, supported by an increased monthly burn rate of $1.8 million, allocated as follows:

Public Relations (PR): $810,000

Rent: $490,000

Marketing: $280,000

Shipping: $100,000

Miscellaneous: $120,000 (e.g., interest payments, professional fees)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the Company has contemplated additional sources of capital. A funding round is planned in 2026 to support further scaling initiatives.

At present, the Company is not conducting any concurrent offerings but will disclose terms if future offerings are initiated.

Indebtedness

- Creditor: Line of Credit (Vladi Bergman)
  Amount Owed: $137,129.30
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024

- Creditor: Small Business Administration (SBA)
  Amount Owed: $138,023.16
  Interest Rate: 3.75%
  Maturity Date: July 22, 2050
  Personal guaranty by a stockholder.

- Creditor: Line of Credit (Settle)
  Amount Owed: $2,259,858.01
  Interest Rate: 18.0%
  Maturity dates: Daily payments; term not specified

- Creditor: Ascentium Capital - Loan 1
  Amount Owed: $25,038.00
  Interest Rate: 0.0%
  Maturity Date: June 24, 2026

- Creditor: Ascentium Capital - Loan 2
  Amount Owed: $8,718.00
  Interest Rate: 0.0%
  Maturity Date: December 09, 2025

- Creditor: Ascentium Capital - Loan 3
  Amount Owed: $22,199.76
  Interest Rate: 0.0%
  Maturity Date: July 01, 2026

- Creditor: Reliant Capital - Loan 1
  Amount Owed: $159,698.44

Interest Rate: 0.0%
Maturity Date: March 01, 2026

- Creditor: Reliant Capital - Loan 2
  Amount Owed: $56,294.40
  Interest Rate: 185226.19%
  Maturity Date: March 01, 2027

- Creditor: Reliant Capital - Loan 3
  Amount Owed: $56,294.40
  Interest Rate: 0.0%
  Maturity Date: May 04, 2027

- Creditor: Loan (ClearCo)
  Amount Owed: $413,417.18
  Interest Rate: 0.0%
  Maturity Date: March 31, 2025
  Flat fee: 35,000

- Creditor: Loan (Shopify)
  Amount Owed: $327,774.12
  Interest Rate: 327774.12%
  Maturity Date: April 30, 2025

- Creditor: Loan (BofA)
  Amount Owed: $417,828.18
  Interest Rate: 8.28%
  Maturity Date: October 27, 2037

Related Party Transactions

- Name of Person: Amihay Hadad
  Relationship to Company: Shareholder #3
  Nature / amount of interest in the transaction: Shareholder #3 provided a line of credit with a maximum borrowing capacity of $1,000,000. The outstanding amount as of December 31, 2023, is $809,116.
  Material Terms: Interest rate: 10% annually. Maturity date: February 15, 2026. Monthly minimum payments of $2,500. Borrowings are guaranteed by stockholders and collateralized by the company's real estate assets. These have since been converted to equity.

- Name of Person: Amihay Hadad
  Relationship to Company: Shareholder #3
  Nature / amount of interest in the transaction: Shareholder #3 issued a $500,000 escalating interest-bearing promissory note to the company. The outstanding amount as of December 31, 2023, is $427,444. These loans have since converted to equity.
  Material Terms: Escalating interest rate (rate not specified). Monthly payment: $15,585. Maturity date: October 25, 2026. Borrowings are guaranteed by stockholders and collateralized by the company's real estate assets.

- Name of Person: Vladi Bergman
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Provided a loan to the company for unpaid compensation in 2023. The outstanding amount as of December 31, 2023, is $119,206.
  Material Terms: Loan amount: $144,806 (initial loan). Interest rate: 0% (interest-free). Maturity date: 2024.

Valuation

Pre-Money Valuation: $44,936,588.76

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  6.0%
  We will use 6% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's products in preparation for expansion and/or the launch of the product.

- Company Employment
  11.0%
  We will use 11% of the funds to hire key personnel for daily operations, including roles in office administration, sales and marketing, and customer service. Wages will be commensurate with training, experience, and position.

- Working Capital
  16.0%
  We will use 16% of the funds for working capital to cover expenses related to the initial launch, product expansion, and ongoing day-to-day operations of the Company.

- Marketing Your StartEngine Raise:
  3.5%
  We will use 3.5% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  16.0%
  We will use 16% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  15.0%
  We will use 15% of the funds to enhance our operational infrastructure. This includes upgrading technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  30.0%
  We will use 30% of the funds raised to purchase inventory for the Company's products in preparation for expansion and/or the launch of the product.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including roles in office administration, sales and marketing, and customer service. Wages will be commensurate with training, experience, and position.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses related to the initial launch, product expansion, and ongoing day-to-day operations of the Company.

- Marketing Your StartEngine Raise:
  3.0%
  We will use 3% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  15.0%
  We will use 15% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  15.0%
  We will use 15% of the funds to enhance our operational infrastructure. This includes upgrading technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://karmaandluck.com (https://karmaandluck.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karmaandluck

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Zama&Zama Inc.

[See attached]

Zama & Zama, Inc. (the "Company")
a Nevada Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
STATEMENT OF FINANCIAL POSITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	11
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	11
NOTE 5 – LIABILITIES AND DEBT	12
NOTE 6 – EQUITY	13
NOTE 7 – SUBSEQUENT EVENTS	14

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Zama & Zama, Inc. Management

We have reviewed the accompanying financial statements of Zama & Zama, Inc, d/b/a Karma & Luck (the Company), which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 11, 2024

ZAMA & ZAMA INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31, 2023
ASSETS	
Current Assets:	
Cash & Cash Equivalents	442,711
Inventory	2,781,371
Other current assets	505,718
Total Current Assets	3,729,800
Non-Current Assets:	
Property and equipment - net	3,955,762
Right of Use Asset	8,814,615
Deposits	169,740
Total Non-Current Assets	12,940,116
TOTAL ASSETS	16,669,916
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	780,890
Credit Card Payable	554,466
Accrued Liabilities	1,392,592
Loan payable - related party, current	1,355,766
Loan payable, current	1,365,404
Total Current Liabilities	5,449,118
Non-Current Liabilities:	
Loan payable - related party, non-current	-
Loan payable, non-current	817,027
Operating lease liabilities	9,185,542
Total Non-Current Liabilities	10,002,569
TOTAL LIABILITIES	15,451,687
EQUITY	
Common Stock	595
Additional paid in capital	499,979
Accumulated Deficit	717,655
TOTAL EQUITY	1,218,229
TOTAL LIABILITIES AND EQUITY	16,669,916

ZAMA & ZAMA INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31, 2023
Revenues	
Net Sales	25,757,830
Cost of Sales	(5,667,136)
Gross Profit	20,090,693
Operating Expenses	
General & Administrative	5,139,267
Salaries and Wages	6,345,722
Marketing and Advertising	4,738,346
Interest expense- leases	650,564
Amortization expense - Lease	1,747,391
Depreciation and amortization	679,098
Total Operating Expenses	**19,300,389**
Total Loss from Operations	**790,304**
Other Income/ (Expense)	
Interest Expense	(546,998)
Total Other Income/Expense	**(546,998)**
Net Income (Loss)	**243,306**

ZAMA & ZAMA INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning Balance 1/1/2023	557	557	499,978	473,458	973,993
Issuance of Common Stock	39	39	-	-	39
Prior period adjustment	-	-	-	892	892
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	243,306	243,306
Ending balance at 12/31/23	596	596	499,978	717,655	1,218,230

ZAMA & ZAMA INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	243,306
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation and Amortization	679,098
Inventory	(634,661)
Other current Assets	153,890
Deposits	64,295
Right of Use Asset	(428,706)
Accounts Payable	(422,647)
Prior period adjustment	892
Credit Crad Payable	38,771
Accrued Liabilities	358,130
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(190,936)
Net Cash provided by (used in) Operating Activities	52,369
INVESTING ACTIVITIES	-
Property and equipment - net	(1,942,519)
Net Cash provided by (used in) Investing Activities	(1,942,519)
FINANCING ACTIVITIES	
Notes Payable	1,244,190
Notes Payable - Related Payable	369,136
Net Cash provided by (used in) Financing Activities	1,613,326
Cash at the beginning of period	719,534
Net Cash increase (decrease) for period	(276,823)
Cash at end of period	442,711

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Zama & Zama, Inc, d/b/a Karma & Luck ("the Company") was incorporated on March 30, 2016, in the state of Nevada. The Company's principal business is retail sales of unique, spiritual jewelry and home goods with eleven retail store locations in Las Vegas, Nevada, Houston, Texas, Miami, Florida, and New York, as well as an online web store. The Company's headquarters is in Las Vegas, Nevada.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in 2022 and realized income in 2023. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $442,711 in cash and cash equivalents as of December 31, 2023.

Inventory

Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 was $2,781,371.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023
Vehicle	5	26,761
Leasehold Improvements	5-7	3,908,921
Machinery & Equipment	5-7	62,912
Furniture & Fixtures	5-7	2,318,099
Less Accumulated Depreciation		(2,360,931)
Totals		**3,955,762**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's revenues primarily include merchandise sales at stores and online. For online sales, the Company has elected to treat shipping and handling as fulfillment activities and not a separate obligation. Accordingly, the Company recognizes revenue for their single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. The Company also records an allowance for estimated merchandise returns based on our historical return patterns and various other assumptions that management believes to be reasonable, which is presented on a gross basis on the Balance Sheets. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities. The Company provides discounts as an incentive to customers to entice sales, which is considered to be variable consideration and recorded as a reduction of revenues.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of auto expenses, bank processing fees, insurance expense, computer and internet expense, shipping, travel, meals and entertainment, professional fees, repairs and maintenance, warehouse expense, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On March 15 2022, the Company entered into a line of credit promissory note agreement with Shareholder #3,, that provides for available borrowings of up to $1,000,000. Additionally, on October 21, 2022, the Company issued a $500,000 escalating interest-bearing promissory note with a monthly payment of $15,585 to Shareholder #3. See Note 5.

In 2023, the Company entered into a loan agreement with Vladi Bergman, President, for compensation earned that was not paid in 2023 to cover payroll expenses for the Company for a total of $144,806. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases.

The Company has entered into multiple escalating lease agreements as a lessee for the use of retail storefronts and office space. The lease terms range from 36 months to 120 months, with monthly base lease payments ranging from $6,266 to $28,050 and maturing between October 2024 and April 20233. All storefront lease includes percentage rent factor, where additional rent payment will become due once the Company's gross sales exceed the stated breaking point.

Finance Lease:

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. The Company entered into multiple lease agreements as a lessee for the use of equipment that would be used in their retail stores. The lease terms are for 36 months, with monthly base lease payments ranging from $5,065,46 to $3,247.44.

Maturity Analysis		Finance	Operating
	2024-12	99,754.80	1,822,391.00
	2025-12	99,754.80	1,523,214.00
	2026-12	21,691.26	1,441,077.00
Thereafter		0	4,347,854.00
Total undiscounted cash flows		221,200.86	9,134,536.00
Less: present value discount		0	-170,195.00
Total lease liabilities		221,200.86	8,964,341.00

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - Related Party:

On March 15 2022, the Company entered into a line of credit promissory note agreement with Shareholder #3,, that provides for available borrowings of up to $1,000,000. The agreement has an annual interest rate of 10%, and matures on February 15th 2026, with monthly minimum payments of $2,500. The draws shall be repaid by the eighth month following the date of the funds are extended. All borrowings are guaranteed by the stockholders as well as collateralized by the real estate assets of the Company. The balance of the loan was $809,116 as of December 31, 2023. See Note 3.

On October 21, 2022, the Company issued a $500,000 escalating interest-bearing promissory note with a monthly payment of $15,585 to Shareholder #3. The total balance and accrued interest are due October 25, 2026. All borrowings are guaranteed by the stockholder as well as collateralized by the real estate assets of the Company. The balance of the loan was $427,444 as of December 31, 2023. See Note 3.

In 2023, the Company entered into a loan agreement with Vladi Bergman, President, for compensation earned that was not paid in 2023 to cover payroll expenses for the Company for a total of $144,806 The agreement bears no interest and is due to be paid in full in 2024. The balance of the loan was $119,206 as of December 31, 2023. See Note 3.

Notes Payable:

On June 15, 2020, the Company entered into a $150,000 unsecured, personal guaranty by stockholder, note payable agreement with the Small Business Administration (SBA), with an annual interest rate of 3.75%, matures on June 22, 2050, with monthly installments of $731. The balance of the loan was $140,646 as of December 31, 2023.

During the year ended December 31, 2022, the Company entered into a $500,00 loan agreement with a financial institution with a monthly payment of $4,826. The agreement matures and any amounts outstanding are due on October 27, 2032. Borrowings under the loan bear an annual interest rate of 8.28%. All borrowings are collateralized by substantially all the assets of the Company. Amounts outstanding totaled $492,837 as of December 31, 2022.

On April 21, 2024 , the Company entered into a line of credit agreement with a financial institution to help fund working capital needs, in which the Company can draw up to $2,653,474. The agreement bears an interest rate of 16.78%, The balances, including interest are typically paid daily. The balance of the loans was $1,238,272.89 as of December 31, 2023

In 2023, the Company entered into multiple Finance agreements with two financial institutions, to finance various equipment, totaling $457,174.79, see table below for details. The balance of the loans was $329,223.31 as of December 31, 2023

	Effective date	Loan amount	Term
Ascentium Capital - Loan 1	6/25/2023	25,038.00	36 months
Ascentium Capital - Loan 2	12/10/2023	8,718.00	24 months
Ascentium Capital - Loan 3	7/2/2023	22,199.76	36 months
Reliant Capital - Loan 1	3/2/2023	159,698.44	36 months
Reliant Capital - Loan 2	4/19/2023	185,226.19	47 months
Reliant Capital - Loan 3	5/4/2023	56,294.40	48 months

Debt Summary

				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable: Related Party	1,644,806	6%-10%	2024-2026	1,355,766	0.00	1,355,766	0
Notes Payable	3,519,128	-	2024-2032	1,365,405	817,027	2,182,431	0
Total	5,163,934			2,721,171	350,000	3,538,197	0

NOTE 6 – EQUITY

The Company's articles of incorporation initially authorized the issuance of 1,000 shares of common stock with a par value of $1.00 per Share, and pursuant to the board's approval of the Fourth Amended Bylaws of the Company, dated December 29, 2022, thereafter authorized an additional 500 Shares, bringing the total authorized shares to 1,500 Shares. At the sole discretion of the Board of Directors, the Company may issue additional shares of stock including Voting and Non-Voting Shares to employees, officers, directors and/or consultants of the Company. The Articles of Incorporation shall be amended when necessary to accomplish the foregoing. Common Stockholders have all the rights and obligations that normally pertain to stockholders of Nevada corporations. As of December 31, 2023, the Company has 596.35 shares of Common Stock issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 11, 2024, the date these financial statements were available to be issued.

On February 8, 2024, the Company entered into a financing agreement for equipment for $17,535.41, with required monthly payments og $611.99 for 36 months. The agreement bears an interest rate of 16.45%.

On April 9, 2024, the Company entered into a financing agreement for equipment for $27,589.36 with a required monthly payment of $962.85 for 36 months. The agreement bears an interest rate of 15.48%.

On April 11, 2024, the Company entered into a financing agreement for the purchase of equipment for $16,650 with a required monthly payment of $581.06 for 36 months. The agreement bears an interest rate of 15.48%.

On April 22, 2024, the Company entered into a financing agreement for the purchase of equipment for $57,292.44 with a required monthly payment of $1,914.28 for 36 months.

On May 15, 2024, the Company entered into a financing agreement for the purchase of equipment for $21,857.78 with a required monthly payment of $760.16 for 36 months.

ZAMA & ZAMA, Inc.
(dba Karma & luck)
FINANCIAL STATEMENTS
December 31, 2022

TABLE OF CONTENTS

ACCOUNTANT'S REPORT   1

FINANCIAL STATEMENTS
 BALANCE SHEET - DECEMBER 31, 2022   2
 STATEMENT OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2022   3
 STATEMENT OF CHANGES IN EQUITY - FOR THE YEAR ENDED DECEMBER 31, 2022   4
 STATEMENT OF CASH FLOWS - FOR THE YEAR ENDED DECEMBER 31, 2022   5
 NOTES TO THE FINANCIAL STATEMENTS   6-14

PHILIP ZHANG CPA, LTD.

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
ZAM&ZAMA Inc.
d/b/a Karma & Luck
Las Vegas, Nevada

Report on the Financial Statements

We have audited the accompanying financial statements of ZAMA&ZAMA, Inc., d/b/a Karma & Luck (the Company), which comprise the balance sheet as of December 31, 2022 and 2021 and the related statement of operations, stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZAMA&ZAMA, Inc. as of December 31, 2022 and 2021 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Philip Zhang CPA, Ltd

Las Vegas, Nevada

May 26, 2022

ZAMA & ZAMA, INC
BALANCE SHEET

		For the Year Ended December 31,		
		2022		2021
ASSETS				
Current assets				
Cash	$	1,379,143	$	1,026,406
Advances to shareholder		--		13,560
Inventories		2,146,710		1,711,388
Right to use asset - current		1,551,514		--
Total current assets		5,077,367		2,751,354
Property and equipment, net		2,692,341		1,112,350
Right to use asset - non current		6,844,161		--
Deposits		234,929		158,552
Total assets	$	14,848,798	$	4,022,256
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	1,203,537	$	832,829
Accrued liabilities		1,034,462		540,362
Contract liability - customer deposits		--		386,479
Credit card payable		515,695		190,660
Advances from shareholder		135,668		--
Loans payable - related party, current		671,828		--
Loans payable, current		280,833		--
Operating lease liabilities, current		1,362,487		709,976
Total current liabilities		5,204,510		2,660,306
Loans payable - related party, non-current		814,662		--
Loans payable, non-current		657,408		379,582
Operating lease liabilities, non-current		7,197,334		--
Total liabilities		13,873,914		3,039,888
Stockholders' equity				
Common stock		557		535
Additional paid in capital		499,978		(1,499,535)
Retained earning		474,349		2,481,368
Total stockholders' equity		974,884		982,368
Total liabilities and stockholders' equity	$	14,848,798	$	4,022,256

ZAMA & ZAMA, INC
STATEMENT OF OPERATIONS

		For the Year Ended December 31,		
		2022		2021
Net Sales	$	23,608,600	$	23,615,131
Cost of sales		7,638,637		7,374,503
Gross profit		15,969,963		16,240,628
Operating expenses				
General and administrative		1,439,548		889,105
Salaries and wages		5,299,993		3,835,174
Marketing and Advertising		5,899,357		7,560,759
Depreciation and amortization		446,851		301,111
Rent		2,824,694		1,985,680
Total operating expenses		15,910,443		14,571,829
Income from continuing operations		59,520		1,668,799
Other income and (expense)				
Gain from forgiveness of PPP loan		--		1,344,993
Interest expense		(144,236)		(80,374)
Total other income (expense)		(144,236)		1,264,619
Net (loss) income	$	(84,716)	$	2,933,418

ZAMA & ZAMA, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2020	1,000	$ 1,000	$ -	$ (79,602)	$ -	$ (78,602)
Redemption of stock	-	-	-	-	(1,500,000)	(1,500,000)
Issuance of redeemed stock to existing shareholders	(465)	(465)	(1,499,535)	-	1,500,000	-
Shareholders distribution	-	-	-	(372,448)	-	(372,448)
Net income	-	-	-	2,933,418	-	2,933,418
Balance, December 31, 2021	535	$ 535	$(1,499,535)	$ 2,481,368	$ -	$ 982,368
Conversion of note payable into common shares	-	22	499,978	-	-	500,000
Shareholders distribution for redemption of stock	-	-	1,499,535	(1,499,535)	-	-
Shareholders distribution	-	-	-	(422,768)	-	(422,768)
Net income	-	-	-	(84,716)	-	(84,716)
Balance, December 31, 2022	535	$ 557	$ 499,978	$ 474,349	$ -	$ 974,884

ZAMA & ZAMA, INC
STATEMENT OF CASHFLOWS

| | For the Year Ended December 31, | |
	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (84,716)	$ 2,933,418
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	446,851	301,111
Gain from forgiveness of PPP loan	-	(1,339,619)
Changes in assets and liabilities		
Right to use asset	(8,395,675)	-
Inventory	(435,322)	(1,141,264)
Deposit	(76,377)	(8,549)
Accounts payable	370,708	(257,871)
Accrued liabilities	494,100	498,043
Contract liability - customer deposits	(386,479)	386,479
Credit card payable	325,035	54,987
Operating lease liability	8,559,821	-
Net cash used in operating activities	817,946	1,426,735
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(2,026,842)	(440,056)
Net cash used in investing activities	(2,026,842)	(440,056)
Cash Flows from Financing Activities:		
Advances from (to) shareholder, net	149,228	(8,215)
Shareholder distribution	(422,768)	(372,448)
Proceeds from convertible note - related-party	500,000	-
Proceeds from loan payable - related-party	1,500,000	159,932
Payments on loan payable - related-party	(13,510)	-
Proceeds from loans payable	1,500,000	745,285
Payments on loans payable	(1,151,317)	(766,624)
Payments for stock redemption	(500,000)	(500,000)
Net cash provided by financing activities	1,561,633	(742,070)
Net increase in cash	352,737	244,609
Cash, beginning of period	1,026,406	781,797
Cash, end of period	$ 1,379,143	$ 1,026,406
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 140,000	$ 71,000
Cash paid for taxes	$ -	$ -
Non-Cash Financing Activities:		
Conversion of note payable into common shares	$ 500,000	$ -
Notes Payable issued for redemption of common stock	$ -	$ 1,000,000
Treasury stock issued to existing stockholders	$ -	$ 1,500,000

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

NOTE 1 – BUSINESS ORGANIZATION

ZAMA & ZAMA, Inc. d/b/a Karma & Luck (the "Company"), was incorporate on March 30, 2016, in the state of Nevada. The company's principal business is retail sales of unique, spiritual jewelry and home goods with eleven retail store locations in Las Vegas Nevada, Houston Texas, Miami Florida, New York as well as online web store.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All references to Generally Accepted Accounting Principles ("GAAP") are in accordance with The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles.

(b) Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. Estimates and judgements are based on historical experience and other assumptions that management considers reasonable. However, the application of these accounting policies involves the exercise of judgement and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. Management periodically evaluates estimates and assumptions used in the preparation of the financial statements and makes changes on a prospective basis when adjustments are necessary.

(c) Cash and Cash Equivalents
The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits and money market funds carried at cost which approximates fair value. The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation ("FDIC").

(d) Accounts receivable
Receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Receivables are stated at the amount billed to the customer. The Company does not charge interest on overdue customer account balances. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

(e) Inventory
Inventories are stated at the lower of cost or net realizable value. Cost is determined on an average cost basis. All inventory is classified as finished goods.

(f) Research and Development
Research and development costs are expensed as incurred. Such costs approximated $-0- and $45,000, for the year ended December 31, 2022 and 2021, respectively, and are included as a component of general and administrative expenses on the statement of income.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

(g) Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to ten years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2022.

(h) Advertising and Marketing

The Company recognizes advertising expense when it occurs. The Company incurred $5.899.357 and $7,560,759, as advertising cost for the years ended December 31, 2022 and 2021, respectively.

(i) Revenue Recognition

The Company's revenues primarily include merchandise sales at stores and online. For online sales, the Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation related to online sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. We also record an allowance for estimated merchandise returns based on our historical return patterns and various other assumptions that management believes to be reasonable, which is presented on a gross basis on our Balance Sheets. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities. The Company provides discounts as an incentive to customers to entice sales, which is considered to be variable consideration and recorded as a reduction of revenues.

(j) Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

(k) Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenues and cost of sales.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

(l) Shipping and handling

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

(m) Concentrations of Credit Risk

The Company maintains its cash balances at a single financial institution. The balance may at times exceed insured limits.

(n) Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment in accordance with the applicable FASB ASC 360- 10. Under the standard, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, when the carrying value of the asset exceeds the fair value.

(o) Income Taxes

Prior to September 30, 2022, the Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements prior to September 30, 2022. Certain specific deductions and credits flow through the Company to its stockholder. The Company remains a taxable entity in those jurisdictions which do not recognize S corporation status.

In September 2022, the Company's shareholders approved a Statement of Consent to Revocation of S Election, effective September 30, 2022 to convert the Company from a S Corporation tax reporting entity to a C Corporation tax reporting entity. The board statement consent along with a separate statement of Revocation of S Elections under IRC Section 3629(a) was submitted to and accepted by the federal tax reporting agency. The Company will be filing a final S Corporation tax return as of September 30, 2002 and an initial short-year tax C Corporation tax return from October 1, 2022 through December 31, 2022.

Subsequent to September 30, 2022, the Company filing under as a C Corporation entity will utilizes the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. FASB ACS 740 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. FASB ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. The Company has evaluated the net deferred tax asset and tax liability, taking into consideration operating results, and determined that amounts were not material to the presentation of the financial statement and did not include any adjustments relating the tax asset or tax liability nor any valuation allowance for the year ended December 31, 2022.

(p) Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions *taken* or *expected* to be taken in a tax return. The interpretation also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no uncertain tax positions, and therefore no interest or penalties related to uncertain tax positions, to recognize at December 31, 2022 and 2021.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

(q) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of the expense recognition in the statement of operations, with no requirement to recast comparative periods.

The Company adopted ASC 842 effective January 1, 2022 using the optional transition method of recognizing a cumulative-effect adjustment to the opening balance of retained earnings on January 1, 2022. Therefore, comparative financial information was not adjusted and continues to be reported under the prior lease accounting guidance in ASC 840. We elected the transition relief package of practical expedients, and as a result, we did not assess 1) whether existing or expired contracts contain embedded leases, 2) lease classification for any existing or expired leases, and 3) whether lease origination costs qualified as initial direct costs. We elected the short-term lease practical expedient by establishing an accounting policy to exclude leases with a term of 12 months or less.

The Company has considered all recent accounting pronouncements and has concluded that there are no recent accounting pronouncements that may have a material impact on its Financial Statements, based on current information.

NOTE 3 – PROPERTY AND EQUIPMENT

At December 31, 2022 and 2021, Property and Equipment consisted of:

	2022	2021
Equipment	$ 56,474	$ 41,257
Leasehold improvements	2,451,769	1,332,585
Vehicles	26,761	26,761
Furniture and fixtures	1,839,171	946,729
	4,374,174	2,347,332
Accumulated Depreciation	(1,681,833)	(1,234,982)
Total	$ 2,692,341	$ 1,112,350

Depreciation expense totaled $446,851 and $301,111, respectively for the years ended December 31, 2022 and 2021, and is included as a component of general and administrative expenses on the statement of income.

NOTE 4 – REVENUE AND CUSTOMER DEPOSITS

All of the Company's revenue is recognized at a point in time, when the Company transfers control and delivers the customer the product. When the Company bills and receives payment before the product is delivered to the customer, a contract liability – customer deposit is recorded. Contract liabilities – customer deposits as the year ended December 31, 2022 and 2021 were $-0- and $386,479, respectively.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

NOTE 5 – LEASES

Operating Lease Agreements

The Company determines whether or not a contract contains a lease based on whether or not it provides the Company with the use of a specifically identified asset for a period of time, as well as both the right to direct the use of that asset and receive the significant economic benefits of the asset. The Company elected the transition relief package of practical expedients, and as a result, we did not assess 1) whether existing or expired contracts contain embedded leases, 2) lease classification for any existing or expired leases, and 3) whether lease origination costs qualified as initial direct costs. We elected the short-term lease practical expedient by establishing an accounting policy to exclude leases with a term of 12 months or less, as well as the land easement practical expedient for maintaining our current accounting policy for existing or expired land easements.

The Company has entered into multiple escalating lease agreements as a lessee for the use of retail storefronts and office space. The lease terms ranges from 36 months to 120 months, with monthly base lease payments ranging from $6,266 to $28,050 and maturing between January 2023 and November 2032. All storefront lease includes percentage rent factor, where additional rent payment will become due once the Company's gross sales exceed the stated breaking point.

These lease agreements were classified as operating leases and the liability and right-of-use asset are recognized on the balance sheet at lease commencement. Leases with an initial term of 12 months or less are not recorded on the balance sheet and are recognized as lease expense on a straight-line basis over the lease term. As a result of the adoption of ASC 842, the Company recognized an operating lease liability and right-of-use asset of $9,550,290 at the initial adoption date of January 1, 2022. For the year ended December 31, 2022, the Company amortized $990,469 in lease liabilities and $1,154,615 in right-of-use asset. The unamortized balance at December 31, 2022, for lease liability and right-of-use asset were $8,559,821 and $8,395,675, respectively. The discount rate utilized for classification and measurement purposes as of the inception date of the lease is based on the Company's collateralized incremental interest rate to borrow ranging from 6% to 8.28%, as the rate implicit in the lease is not determinable.

Undiscounted Cash Flows

As of December 31, 2022, the right of use asset and operating lease liability were shown on the balance sheet at $8,904,250 and $9,068,396 respectively. The table below reconciles the fixed component of the undiscounted cash flows and the total remaining years to the operating lease liability recorded on the balance sheet as of December 31, 2022:

Year Ending December 31,	Operating Leases
2023	$ 1,926,036
2024	1,822,391
2025	1,523,214
2026	1,441,077
There after	4,347,854
Total minimum lease payments	$ 11,060,600
Less: effect of discounts	(2,555,954)
Present value of future minimum lease payments	8,559,821
Less: current leases liabilities	(1,362,487)
Long-term lease liabilities	$ 7,197,334

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

NOTE 6. -- ADVANCES TO SHAREHOLDER

During the years ended December 31, 2022 and 2021, a company shareholder would advance the Company working capital to assist with cashflow needs with various new store openings. The Company would periodically repayments the shareholder for these advances during the year. The remaining unpaid balance as of December 31, 2022, amounted to $135,668 and is reflected on the balance sheet as Advances from shareholder in the current liability sections. The balance as of December 31, 2021, amounted to a negative $13,561 as result of over repayment by the company to the shareholder. The balance of the over payments is reflected on the balance sheet as advances to shareholder in the current asset section. These advances bear no interest rate and are due upon demand.

NOTE 7 – LINE OF CREDIT

During the year ended December 31, 2022, the Company entered into a revolving line of credit with a financial institution that provides for available borrowings of up to $300,000 as defined by the loan agreement. The agreement matures and any amounts outstanding are due on October 31, 2023. Borrowings under the line of credit bear interest prime plus 4.75 percentage points. All borrowings are collateralized by substantially all the assets of the Company. Amounts outstanding on the line totaled $-0- as of December 31, 2022. The line was paid off in full in May of 2023.

NOTE 8 – PAYCHECK PROTECTION PROGRAM (PPP) LOAN

On May 1, 2020, the Company received approval from the U.S. Small Business Administration ("SBA") to fund the Company's request for a loan under round 1 of the SBA's Paycheck Protection Program ("PPP Loan") created as part of the recently enacted CARES Act administered by the SBA. In connection with the PPP Loan, the Company has entered into a promissory note in principal amount of $570,715. In accordance with the requirements of the CARES Act, the Company used the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan is scheduled to mature on May 2, 2022, has a 1.00% interest rate, and is subject to the terms and conditions applicable to all loans made pursuant to the Paycheck Protection Program as administered by the SBA under the CARES Act. On February 9, 2021, the Company received approval for forgiveness of its entire payroll protection loans outstanding of $570,715 and recorded it to "Gain on debt payments and settlements" in the Statement of Operations.   The balance as of December 31, 2021, was $-0-.

On February 7, 2021, the Company received approval from the U.S. Small Business Administration to fund the Company's request for a loan under round 2 of the SBA's Paycheck Protection Program, created as part of the recently enacted CARES Act administered by the SBA. In connection with the PPP Loan, the Company has entered into the promissory note in principal amount of $595,285. In accordance with the requirements of the CARES Act, the Company used the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan is scheduled to mature on February 8, 2026, has a 1.00% interest rate, and is subject to the terms and conditions applicable to all loans made pursuant to the Paycheck Protection Program as administered by the SBA under the CARES Act. On December 22, 2021, the Company received approval for forgiveness of its entire payroll protection loans outstanding of $595,285 and recorded it to "Gain on debt payments and settlements" in the Statement of Operations.   The balance as of December 31, 2021, was $-0-.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

NOTE 9 – LOANS PAYABLE

Cash advance loan
During the year ended December 31, 2022, the Company entered into future receivables sale and merchant cash advance agreements to help fund working capital needs. Under the agreements, the Company has drawn down approximately $1,000,000 of cash. The advances bear interest at varying rates of 3.5% 3.85%, depending on when the cash advances were made. The balances, including interest are typically paid weekly and are due in full within 180 days of the draw date. The Company has paid off $815,000 of these advances through December 31, 2022. The balance as of December 31, 2022 is in the amount of $203,290.

Financing loans
On June 15, 2020, the Company entered into a $150,000 unsecured, personal guaranty by stockholder, note payable agreement with the Small Business Administration (SBA), with an annual interest rate of 3.75%, matures in June 2050, with monthly installments of $731. As of December 31, 2022 and 2021, the balance totaled $144,443 and $153,772, respectively.

On June 15, 2020, the Company entered into a $150,000 unsecured, personal guaranty by stockholder, note payable agreement with a financial institution, with an annual interest rate of 5.75%, matures in November 2028, with monthly installments of $2,888. The balance as of December 31, 2022 and 2021, was $92,029 and $147,615, respectively.

During the year ended December 31, 2022, the Company entered into a $500,00 loan agreement with a financial institution with a monthly payment of $4,826. The agreement matures and any amounts outstanding are due on October 27, 2032. Borrowings under the loan bear annual interest rate of 8.28%. All borrowings are collateralized by substantially all the assets of the Company. Amounts outstanding totaled $492,837 as of December 31, 2022.

Related party loans
During the year ended December 31, 2019, The Company entered into a loan agreement with an individual ("Shareholder #3"), who became a shareholder in 2022 and resides in Las Vegas, Nevada, that provides for available borrowings of up to $500,000. The agreement matures on July 2023, with monthly payments of $14,700. All borrowings are guaranteed by the stockholder as well as collateralized by the real estate assets of the Company. Amounts outstanding on the line totaled $-0- as of December 31, 2022, this loan was fully paid off.

On March 3, 2021, pursuant to the Stock Purchase Agreement (SPA) detailed in note 8, the Company issued a promissory note in the amount of $1,000,000 to a former stockholder with a payment of $500,000 due and payable on December 3, 2021 and the final payments of the remaining $500,000 due on September 3, 2023, which is also the maturity date. The note is secured by the common stocks owned by the remaining two shareholders, personally guaranteed by the remaining two shareholders and the assets of the Company. The amount of the outstanding note payable as of December 31, 2022, was $-0-, the note was fully paid off.

On March 15 2022, the Company entered into a line of credit promissory note agreement with Shareholder #3, that provides for available borrowings of up to $1,000,000. The agreement with an annual interest rate of 10% and late interest charge of 5%, matures in February 2026, with monthly minimum payments of $2,500. The draws shall be repaid by the eighth month following the date of the funds are extended. All borrowings are guaranteed by the stockholders as well as collateralized by the real estate assets of the Company. Amounts outstanding on the line totaled $1,000,000 as of December 31, 2022.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

On March 15 2022, the Company issued a $500,000 unsecured 3% interest bearing convertible promissory note ("CPN") to Shareholder #3, with a monthly payment of $15,585, total balance and accrued interest are due March 15, 2025. The CPN has a conversion price of equal to the outstanding principal balance and all accrued interest under the Note on the date of the Conversion, divided by forty shares (subject to ratable adjustment in the event of any stock splits or similar reorganizations of the Company's Common Stock). In December 2022 the Company has repaid the CPN in full of all obligations owing to the former shareholder as set forth in the SPA agreement detail in Note 10, thereby triggering the Automatic Conversion in the Agreement. The CPN was cancelled and converted in to 21.4 shares of the Company's voting common stock as detail on Note 10.

On October 21, 2022, the Company issued a $500,000 escalating interest-bearing promissory note with a monthly payment of $15,585 to Shareholder #3. The total balance and accrued interest are due October 25, 2026. All borrowings are guaranteed by the stockholder as well as collateralized by the real estate assets of the Company. Amounts outstanding on the note totaled $486,489 as of December 31, 2022.

As of December 31, 2022 and 2021, the loan payable schedule of future payments are as follows:

	December 31, 2022	December 31, 2021
Loans payable-related party	$ 1,486,490	$ -
Less: current portion	(671,828)	-
Loan payable-related party, non-current	814,662	-
Loans payable	938,241	1,089,558
Less: current portion	(280,833)	(709,976)
Loan payable, non-current	$ 657,408	$ 379,582

Year	December 31,
2023	952,660
2024	614,108
2025	190,316
2026	193,308
There after	474,339
Total principal payments	$ 2,424,731

NOTE 10. – STOCKHOLDERS' EQUITY

Common Stock

The Company's articles of incorporation initially authorized the issuance of 1,000 shares of common stock with a par value of $1.00 per Share, and pursuant to the board's approval of the Fourth Amended Bylaws of the Company, dated December 29, 2022, thereafter authorized an additional 500 Shares, bringing the total authorized shares to 1,500 Shares. At the sole discretion of the Board of Directors, the Company may issue additional shares of stock including Voting and Non-Voting Shares to employees, officers, directors and/or consultants of the Company. The Articles of Incorporation shall be amended when necessary to accomplish the foregoing. Common Stock holders have all the rights and obligations that normally pertain to stockholders of Nevada corporations. As of December 31, 2022, the Company has 557.292 shares of Common Stock issued and outstanding.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

No certificates of stock shall be issued for Shares. All Shares will be accounted for on the Company's stock ledger in book entry form. Any previously issued certificates of stock, if at all, shall and are hereby cancelled, and those Shares will only be provided for in book entry form on the Company's records.

On March 3rd, 2021, our Board of Directors approved and entered into a new Stock Purchase Agreement (SPA), authorizing the Company to purchase 465 issued and outstanding shares of its common stock from a shareholder ("the Seller"), which represents all the shares owned by this shareholder. The total amount the purchase price to acquire the shares was $1.5 million, which shall be paid as follows:

   (i)   A first payment in the sum of $500,000 was paid before the closing date of March 3, 2021.

   (ii)   A second payment in the amount of $500,000 was pad nine (9) months after the closing date, which was paid in December 2021.

   (iii)   A final payment in the amount of $500,000 was paid (18) months after closing date, in September 2022.

The second and final payment was evidenced by a Promissory Note in the amount One Million Dollars ($1,000,000) issue by the Company to the Seller on March 3, 2021, which contains the payment period set forth above. Please refer to note 8 for more detail regarding the promissory note.

The SPA transaction was classified as a redemption of the stockholder's (the "Seller") shares rather than a sale for favorable tax preferences. The redeemed shares were placed in Treasury stock and after the transaction set forth in the New SPA is consummated, the respective percentage of interest which will be held by the remaining two shareholders will be equal to 9.35% of the issued and outstanding shares of the Corporation to shareholder one (1) and 90.65% of the issued and outstanding shares of the Corporation to shareholder two (2). The Corporation shall cause its stock ledger to be update pursuant to the foregoing and, the Corporation has issued new share certificates reflecting the foregoing amount of shares to the shareholders. The treasury stocks were reissued proportionally based on the respective percentage of ownership interest to the two remaining shareholders. The $1.5 million redemption of shares was recorded as distribution to the remaining two shareholders in 2022.

In October 2022, the Company has repaid in full all obligations owing to the former shareholder, thereby triggering the Automatic Conversion as stated in the Convertible Promissory Note Purchase Agreement ("CPN") detailed in Note 8 above; and the Company must now issue new shares equivalent to 4% of currently outstanding shares in the Company to Shareholder #3.

On December 5, 2022, the Company had 535 outstanding shares, issued 22.292 additional voting shares to Shareholder #3 via Written Consent Resolution which, after pro rata dilution, amounted to 4% equity interest in the Company. The total outstanding shares after the transactions is 557.292. The respective percentage interests which will be held by the Shareholders after the transaction set forth in the Agreement and the issuance and conveyance of the new shares, will be equal to 87.028% of the issued and outstanding shares of the Company to stockholder #1, 8.972% of the issued and outstanding shares of the Company to Stockholders #2, and 4% of the issued and outstanding shares of the Company to the new shareholder #3, totaling 100%.

ZAMA & ZAMA INC.
d/b/a Karma & Luck
Notes to the Financial Statements

NOTE 11. – SUBSEQUENT EVENTS

Subsequent to year ended December 31, 2022, the Company entered into several equipment financing agreement with a financial institution with a monthly payment of approximately $15,000. The loan matures on March 1, 2026 with a variable interest rate adjusted based on the federal reserve interest rate. All borrowings are collateralized by certain assets of the Company.

On March 21, 2023, the Company entered into a equipment lease agreement, due in monthly installments of approximately $3,247, including interest, to March 20, 2026, secured by equipment, personal guaranty of stockholder

On March 20, 2023, the Company entered into future receivables sale and merchant cash advance agreements with PayPal to help fund working capital needs. Under the agreements, the Company has drawn down $205,000 of cash. The balances, including interest are typically paid weekly and are due in full within 180 days of the draw date.

On April 21, 2023, the Company entered into a growth line of credit agreement with a financial institution that bears a variable interest rate based on the Effective New York Federal Reserve Rate (EFFR) plus 8.50% (12.83% at December 31, 2022). The line of credit is based on the business performance, which matures of August 14, 2023 and requires immediate payment upon the receipt of collateral.

The Company has evaluated events subsequent to the balance sheet date through May 22, 2023 the issuance date of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Explore with Intention

Karma and Luck is a spirit-centered modern lifestyle brand offering jewelry curated by intention and high-vibrational home décor inspired by timeless traditions.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KARMA AND LUCK
A Modern Spiritual Lifestyle Brand

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.96 Per Share

MIN INVEST
$199.92

VALUATION
$44.94M

REASONS TO INVEST

Karma and Luck® has a proven track record, surpassing $100 million in sales and serving over 450,000 customers in 165 countries. With a loyal customer base, an engaged social following of over 400,000, and endorsements from well-known celebrities, we are positioned to pursue scalability and expand our global presence.

Karma and Luck® is strategically positioned between two growing markets with exciting potential: the global jewelry market, valued at over $353 billion, and the spirit ual products market, currently valued at $8.3 billion and growing at a rate of 8.7% annually.

Karma and Luck is internationally recognized by major media outlets, Inc. 5000, ABC , Good Morning America , GQ , and Forbes .

TEAM



Vladi Bergman • CEO, Director, Principal Financial Officer

As founder and Chief Executive Officer, I am tasked with the Karma and Luck's strategic direction and product offerings. My charge is to build and work with an Executive Leadership Team made up of experienced industry executives and subject matter experts to significantly increase our current sales volume and retail store outlets.

The success of Karma and Luck, since its founding, has been a product of my passion and desire to create a spiritual and multicultural brand. It is that passion and desire that leads me to move to the next level of brand awareness as my team and I scale this powerful brand. The future is brighter than ever as we work together to grow the Karma and Luck brand into the internationally recognized leader in the modern spiritual lifestyle brand.

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Nick Morgan • Head of Growth

Experienced in multi-million dollar ad spend budgets throughout his career driving significant sales.
Focused on driving meaningful exit value on client acquisitions.

15-year track record of driving growth and digital transformations.

Recognized for leading multiple business turnarounds, expertly navigating the digital landscape to deliver strong results.

Prior brand experience with Moon Magic, Green Bay Packers, ACCO Brands, San Francisco 49ers, Assurant Health, and other companies.

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Andrea Brody • VP of Product

20 years of experience in product design, materials, global manufacturing, and logistics.
Previously ran her own jewelry brand featured on QVC and sold aboard luxury cruise liners.

Designer and owner of a mosaic home decor company sold in many galleries nationwide.

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Dave Mishal • Director of Operations

20 years of business entrepreneurship experience in retail, e-commerce, wholesale, and manufacturing within various industries.
Managed hundreds of employees and thousands of SKUs.

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Guy Sela • Head of Retail

Over 15 years of professional experience specializing in strategic sales planning and team management.
Consistently achieving growth and exceeding sales targets.

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Kristina Sutton • VP of Retail

Over two decades of experience in the corporate retail sector, serving on executive leadership teams for premier brands in apparel, accessories, and beauty.
Spearheaded multi-million and multi-billion dollar enterprises, focusing on enhancing sales performance, cultivating talent, and significantly contributing to overall profitability.

Accomplished executive leader overseeing diverse retail operations, including multi-store formats, outlet channels, travel retail, franchising, and wholesale divisions.

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Amihay Hadad • Shareholder and Director

Based in the dynamic city of Las Vegas, NV, Ami Hadad of Karma & Luck is a seasoned professional in the real estate industry, with several successful transactions to his name. Renowned for his professionalism, keen attention to detail, and steadfast



commitment to his clients, Ami has built a remarkable reputation as a trusted expert in his field. Anchored by his mantra, "Simplicity is the key to happiness," he brings clarity, purpose, and joy to every aspect of his work and life.

Ami's journey began as a real estate investor, a role that ignited his passion for the industry. Over time, he expanded his expertise to encompass title and escrow, design, hospitality, construction, and all facets of the real estate lifestyle. His diverse knowledge allows him to deliver value, consistently exceeding expectations and fostering meaningful client relationships.

An engaged and active member of his community, Ami is proud to be involved with the Chamber of Commerce, the IAC, and various local organizations, all contributing to the Vegas Strong ethos he holds dear.

When he's not making strides in real estate, Ami is on the court as a devoted racquet sports player or enjoying social games that bring people together. His core values—accountability, adaptability, integrity, and reliability—serve as his guiding principles, ensuring success and a genuine connection in every endeavor he pursues.

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Karen (Kevin) Ovchyan • Board Member, Investor

Karen Ovchyan is an entrepreneur, investor, and real estate developer living between Los Angeles, CA, and Las Vegas, NV. With a strong passion for real estate and business, he has built a career focused on creating opportunities and delivering value through thoughtful investments and development projects.

Karen's (Kevin) journey started with a love for real estate and a desire to build something meaningful. Over the years, he has gained experience in real estate investment and development, always striving to approach his work with dedication and integrity.

Outside of work, Karen (Kevin) enjoys boxing, a sport that reflects his values of discipline and perseverance. He is also a proud family man who prioritizes the relationships and communities that have shaped his life.

Karen believes in the importance of hard work, staying grounded, and giving back to the communities of Los Angeles and Las Vegas, where he continues to live and grow.

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THE PITCH

Karma and Luck®: Bridging Tradition and Modernity for a Global Audience

At Karma and Luck®, we began with a simple vision: to create meaningful jewelry and home decor that celebrates cultural diversity, spirituality, and connection. Over the years, we've transformed this vision into a reality, building a global brand with over $100 million in sales and a dedicated customer base of more than 450,000 people in 165 countries. Our products have become a source of inspiration, embraced by a loyal community that spans the globe, and amplified by endorsements from well-known celebrities.

In 2024, we plan to build on our momentum by exploring expanded product offerings, potential new retail locations, and additional digital growth opportunities.

We're actively developing exciting new collections that will further align with the wellness and lifestyle needs of our customers, leveraging our unique blend of spiritual symbolism and contemporary design. By innovating within our core product categories and exploring new markets, we're positioning ourselves for growth in both the global jewelry market (valued at $353 billion) and the spiritual products market, which is growing at 8.7% annually.

Giving back has always been a cornerstone of our mission. We believe that business should be a force for good, and we are proud to support various charitable initiatives that empower communities and promote positive change. From working with local artisans to donating a portion of our proceeds to causes that align with our values, we are committed to making a meaningful difference in the world.

Each year, we also reaffirm our commitment to the environment by working to reduce our impact on the planet. Through initiatives focused on eliminating waste, minimizing packaging, and reducing the volume of items that end up in landfills or oceans, we are dedicated to fostering a more sustainable future. We believe that conscious choices today can create a cleaner, greener world tomorrow, and we strive to reflect that in every aspect of our business.

Our team is dedicated to driving Karma and Luck's growth while adapting to an evolving market landscape. We are focused on increasing brand visibility, refining our product line,

and enhancing the customer experience across all touchpoints. With ambitious goals for the future, we believe we're equipped to make a positive impact by bringing our purpose-driven products to a broader audience worldwide. Our journey is just beginning, and with a passionate team, a loyal community, and a world of opportunities ahead, we're excited to bring Karma and Luck's empowering products to even more homes around the globe. We invite you to join us as we continue to inspire, connect, and grow—one meaningful piece at a time.









Make-A-Wish
6/23/21
Make-A-Wish Southern Nevada
Twenty Five Thousand and Twenty Five dollars
$25,025

Three Square Food Bank

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together, we can feed everyone
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00:09

THE OPPORTUNITY

Crafting Connection and Meaning

At Karma and Luck®, we are uniquely positioned to take advantage of the intersection of two growing markets. The global jewelry market, valued at $353 billion, is seeing steady growth as consumers increasingly seek products that reflect their personal values and style. Additionally, the global spiritual products market, currently experiencing an 8.7% compound annual growth rate (CAGR), is driven by a rising focus on wellness, mindfulness, and spiritual connection. This alignment places Karma and Luck in an ideal position to capture a share of both markets with products that resonate on a deep, personal level.

$353B

Value of the global jewelry market, with steady growth as consumers increasingly seek meaningful and personalized items.



8.7 CAGR

Growth rate of the global spiritual products market, driven by rising interest in wellness and mindfulness.

400,000+

Loyal customers across 159 countries who connect with Karma and Luck's message of spirituality and connection.

Spiritual Wellness is On The Rise

Mindfulness and spiritual wellness have become essential for modern consumers, creating demand for products that provide emotional and personal significance.

Eco-conscious consumers are looking for sustainable brands

Eco-conscious consumers are looking for sustainable brands As environmental awareness grows, more consumers seek brands that prioritize sustainability, making Karma and Luck's commitment to reducing waste a key advantage.

Handcrafted and culturally inspired products are gaining popularity

Unique, handcrafted items that celebrate diverse cultures are increasingly favored by consumers, aligning with Karma and Luck's mission and products.



With a loyal customer base of over 450,000 people across 165 countries, Karma and Luck has cultivated a community that values spirituality, connection, and cultural appreciation. Our average order value of $154 reflects the premium quality and significance that our customers find in our products. And with a 41% 12-month retention rate, we've built strong, lasting relationships with our audience—fostering loyalty and repeat purchases that underscore the value we provide.



$154
Customer Avg Order Value

41%
12 Month
Retention Rate

1.2M
Email Database
Profiles

$25
Customer Acquisition Cost

Efficient growth has been a cornerstone of our strategy. With a customer acquisition cost (CAC) of only $25, we're able to attract new customers in a cost-effective manner, maximizing the return on our marketing investments. Our expansive email database of 1.2 million profiles offers a robust platform for re-engaging our audience and driving continued brand engagement, further supporting our growth trajectory.

In addition to these promising financial metrics, shifting consumer trends are also fueling demand for brands like Karma and Luck. Spiritual wellness is on the rise, as mindfulness and self-care have become central to modern life. More consumers are seeking products that carry emotional and personal significance, looking to brands that offer meaning and purpose beyond the product itself.

At the same time, eco-conscious consumers are increasingly choosing brands that demonstrate a commitment to sustainability. Karma and Luck is committed to reducing our environmental footprint, eliminating waste, and minimizing our impact on the planet—values that resonate with today's conscious consumers.

Finally, there's a growing appreciation for unique, handcrafted items that celebrate diverse cultures. Karma and Luck's mission to honor global traditions through our products aligns perfectly with this trend, allowing us to connect with consumers who value authenticity and craftsmanship.

With these advantages, Karma and Luck is well-positioned to pursue meaningful growth as we aim to inspire, connect, and explore new markets.

THE MARKET & OUR TRACTION

Making a Mark in the Global Spiritual Jewelry Market

The global market for jewelry and spiritual products is thriving, with the jewelry market valued at $353 billion and the spiritual products sector growing at 8.7% annually. At Karma and Luck, we're positioned at the intersection of these two markets, meeting the rising consumer demand for meaningful, purpose-driven products that inspire wellness and connection.



Jewelry
Market Size

Online Jewelry Sales
- 2022: $29B
- 2026: $59B

Retail Jewelry Sales
- 2022: $269B
- 2026: $332B

The global jewelry market was valued at $353.6 billion in 2023, driven by rising demand for both traditional and modern pieces.[1] At the same time, the home decor market is steadily growing as consumers seek personalized, meaningful spaces. Karma and Luck's innovative approach intersects both markets, having generated $25 million in revenue across omni-channel sales last year, with a 9% growth compared to the previous year.



Home Decor
Market Size

US Other Home Decor Sales
- 2022: $3.4B
- 2027: $4.6B

Retail Jewelry Sales
- 2022: $5B
- 2027: $7B

Source

Looking ahead, we aim to open 4-5 new stores next year as part of our expansion strategy. Our prime retail location at Las Vegas International Airport gives us access to over 50 million visitors annually, enhancing our brand visibility. With a solid market position, recent growth, and strategic expansion plans, we believe Karma and Luck is well-positioned to expand its mission of spreading spirituality.

Traction

26%
Online Repeat Customer Rate

$25.8M
Revenue

78%
Gross Margin

460,000
Lifetime Customers

Sales Split
45% **55%**
E-comm Retail

2.35
Units/Transaction



Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

With over $100 million in sales to date, Karma and Luck has quickly become a recognized name in both the jewelry and spiritual wellness markets. With a loyal customer base of over 400,000 individuals spanning 159 countries, we've built a brand that resonates deeply with people around the world. Our commitment to quality, cultural celebration, and spiritual inspiration has made us a trusted destination for those seeking products that uplift and connect.

To further accelerate our growth, we're focused on opening new retail locations and expanding our digital presence to reach even more customers. With our email database of 1.2 million profiles and a low customer acquisition cost of just $24, we have the tools to deepen our engagement with existing customers and attract new ones efficiently. Our 12-month retention rate of 41% underscores the loyalty and value of our community.

What Sets Us Apart

1. **A Commitment to Sustainability:** Each year, we work to reduce our environmental footprint, from minimizing waste to using sustainable materials. Our goal is to make a meaningful difference in reducing the impact on landfills and oceans, aligning with the values of today's conscious consumer.
2. **Handcrafted Cultural Heritage:** Our products are inspired by traditions from around the world, each piece crafted with care to honor cultural diversity and celebrate spiritual meaning. In a world that increasingly values authenticity, our handcrafted designs stand out, offering something uniquely meaningful.
3. **A Community of Wellness Seekers:** At Karma and Luck, we're not just selling products—we're building a community. Our mission is to connect and inspire, creating a space where people feel supported in their journey toward mindfulness, spirituality, and personal growth.

Looking Forward

Our future plans include expanding our retail footprint. We're also excited to introduce exclusive product lines that align with our commitment to wellness and connection. With a

dedicated team and a loyal customer base, Karma and Luck is poised to continue growing, bringing our purpose-driven products to more homes and hearts worldwide.

WHY INVEST

Invest in the Future of Mindful Living

Invest in the future of
Spiritual Lifestyle Products



Media Mentions

   

When you invest in Karma and Luck, you're joining a movement that combines cultural heritage, spiritual connection, and a commitment to quality. We're proud of the community we've built and the significant traction we've achieved, with over $100 million in sales and a customer base exceeding 400,000 people across 159 countries. Our brand resonates deeply with our audience, creating loyal customers who return for the value and meaning behind every piece.

Our impact has not gone unnoticed. Karma and Luck has been featured in prestigious media outlets, including Inc. 5000, ABC, Good Morning America, GQ, and Forbes. which have highlighted our unique blend of spirituality, fashion, and home aesthetics. This media recognition underscores our influence and appeal in the growing spiritual lifestyle market.

Our customer data further underscores the strength and potential of Karma and Luck's community. Over 35% of our customers are part of the highest net worth segment, with household net worths of over $750,000, indexing nearly double the national average in this category. This customer profile highlights our unique advantage: our customers have the means to invest in our products, and they appreciate the premium quality and spiritual significance that our pieces offer.

Key Insights into Our Customer Base:

- **Affluent and Loyal:** Nearly 45% of our customers earn over $150,000 per year. This affluent base not only supports our marketing outreach strategies but also represents an engaged audience likely to continue purchasing from our brand.
- **Passionate about Jewelry:** Our customer base is over twice as likely to buy jewelry and spends more than double the national average on jewelry purchases. This reinforces Karma and Luck's position as a trusted brand for meaningful, premium jewelry.
- **Ideal Demographics:** With most of our customers between the ages of 35 and 64, our audience aligns with those who have substantial disposable income and an appreciation for the quality and craftsmanship of our products.

At Karma and Luck, we see tremendous untapped potential within our existing customer base as well as new growth opportunities. With plans to expand our retail footprint in high-growth markets like California and Florida, we're focused on bringing our modern spiritual lifestyle brand to even more customers. Our targeted marketing strategies and strong brand partnerships will continue to drive engagement and deepen our connection with our audience.

By investing in Karma and Luck, you're supporting more than just a brand—you're backing a lifestyle, a philosophy, and a community built on connection and authenticity. Join us as we expand our reach, elevate our brand, and bring our empowering, purpose-driven products to even more people around the world.

Invest in Karma and Luck today and be part of our journey to inspire and connect.

ABOUT

HEADQUARTERS
1945 E Russell Rd Ste 208
Las Vegas, NV 89119

WEBSITE
View Site

Karma and Luck is a spirit-centered modern lifestyle brand offering jewelry curated by intention and high-vibrational home décor inspired by timeless traditions.

TERMS

Karma and Luck

Overview

PRICE PER SHARE
$1.96

VALUATION
$44.94M

DEADLINE ⓘ
Dec. 26, 2024 at 12:01 AM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$199.92

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.92

SHARES OFFERED
Non-voting common stock

MIN NUMBER OF SHARES OFFERED
63,265

MAX NUMBER OF SHARES OFFERED
630,102

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$16,669,916	$14,848,798
Cash & Cash Equivalents	$442,711	$1,379,143
Accounts Receivable	$0	$0
Short-Term Debt	$2,721,171	$952,661
Long-Term Debt	$10,002,569	$7,197,334
Revenue & Sales	$25,757,830	$23,608,600
Costs of Goods Sold	$5,667,136	$7,638,637
Taxes Paid	$0	$0
Net Income	$243,306	-$84,716

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Loyalty and Other Bonuses

Loyalty Bonus: Previous investors and Employees in Karma and Luck are eligible for an additional 20% bonus shares.

Early Investment Bonus (Time-Based Perks)

Extreme Early Bird: Invest within the first 72 hours and receive 10% bonus shares.

Super Early Bird: Invest within the first week and receive 7% bonus shares.

Early Bird: Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Bonuses (Amount-Based Perks)

Tier 1: Invest $500 or more and receive 2% bonus shares.

Tier 2: When you invest $1,000 or more, you'll receive a Red String Protection Bracelet and 5% bonus shares.

Tier 3: By investing $5,000 or more, you'll receive a curated jewelry set valued at $250, exclusive early access to product releases, and 7% bonus shares.

Tier 4: With an investment of $10,000 or more, you'll receive a premium jewelry set valued at $500, early access to product releases, a 10% lifetime discount on all purchases, and 10% bonus shares.

Tier 5: For investments of $25,000 or more, you'll receive a $500 gift card, a premium jewelry set, early access to product releases, a 15% lifetime discount on all purchases, and 12% bonus shares.

Tier 6: If you invest $50,000 or more, you'll enjoy two nights at the Venetian Hotel in Las Vegas, a private tour of the Karma and Luck flagship store with CEO Vladi Bergman, an exclusive premium jewelry collection valued at $1,500, a 15% lifetime discount on all purchases, early access to new product releases, and 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Karma and Luck will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-voting common stock at $1.96 per share, you will receive 110 shares of Non-voting common stock, meaning you'll own 110 shares for $196. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →



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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]





FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
         www.nvsilverflume.gov

Filed in the Office of	Business Number
	E0145512016-7
F.V.Aguilar	Filing Number
	20244494665
Secretary of State	Filed On
State Of Nevada	11/26/2024 12:30:50 PM
	Number of Pages
	7

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information	Name of entity as on file with the Nevada Secretary of State : **ZAMA&ZAMA INC.** Entity or Nevada Business Identification Number (NVID) :　**NV20161189019**
2. Restated or Amended and Restated Articles (Select one): (If amending and restating only, complete section 1, 2 and 6.)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles 　　☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____ 　　　The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. 　　☐ Amended and Restated Articles ＊ Restated or Amended and Restated Articles must be included with this filing type.
3. Type of amendment filing being completed: (Select only one box): (If amending, complete section 1,3,5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) 　　The undersigned declare that they constitute at least two-thirds of the following: 　　(Check only one box)　☐ incorporators　☐ board of directors 　　The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued ☑ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) 　　The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation＊ have voted in favor of the amendment is: **by unanimous consent of all voting shares** 　　Or　☐ No action by stockholders are required ☐ Officer"s Statement (foreign qualified entities only) - 　　Name in home state, if using a modified name in Nevada: 　　_____ 　　Jurisdiction of formation: _____ 　　Changes to takes the following effect: 　　☐ The entity name has been amended.　　☐ Dissolution 　　☐ The purpose of the entity has been amended.　☐ Merger 　　☐ The authorized shares have been amended.　☐ Conversion 　　☐ Other: (specify changes) 　　_____ ＊ Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing

---

This form must be accompanied by appropriate fees.　　　　　　　　　　　　　　　　　　　page 1 of 4



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
                  www.nvsilverflume.gov

of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov



Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective date and Time: (Optional)	Date: **11/26/2024** Time: _____ (must not be later than 90 days after the certificate is filed)

5. Information Being Changed: (Domestic corporations only)

Changes to takes the following effect:

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☑ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☐ Articles have been added.

☐ Articles have been deleted

☑ Other.
The articles have been amended as follows: (provide article numbers, if available)

Other Articles: Article 5 - The total authorized number of shares shall be 53,196,710 shares, par value $ 0.000026108089 per share (consisting of 45,000,000 shares of voting common stock, par value $0.000026108089 per share; and 8,196,710 shares of non-voting common stock, par value $ 0.000026108089 per share.

ShareName	ShareType	SharesQuantity	SharesValue	ShareTypeName

(attach additional page(s) if necessary)

6. Signature: (Required)

X **Vladi Bergman** _____   **Officer** _____

Signature of Officer, Incorporator or Authorized Signer   Title

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

THIRD TOTALLY RESTATED AND AMEI

ARTICLES OF INCORPORATION

OF

ZAMA&ZAMA INC.

These Third Totally Restated and Amended Articles of Incorporation of Zama&Zama Inc. totally restate and amend those certain Second Totally Restated and Amended Articles of Incorporation previously filed with the Nevada Secretary of State and dated June 26, 2024.

ARTICLE 1

NAME OF CORPORATION

The name of the corporation is Zama&Zama Inc.

ARTICLE 2

RESIDENT AGENT

The Resident Agent for the corporation is Registered Agents Inc., a commercial resident agent, with an address of 401 Ryland St, ste 200a, Reno, NV, 89502.

ARTICLE 3

BOARD OF DIRECTORS

The names and addresses of the Board of Directors of the corporation are as follows:

Vladi Bergman
1945 E. Russell Road
Suite 208
Las Vegas, Nevada 89119

Karen "Kevin" Ovchyan
1945 E. Russell Road
Suite 208
Las Vegas, Nevada 89119

Amihay Hadad
1945 E. Russell Road
Suite 208
Las Vegas, Nevada 89119

ARTICLE 4

PURPOSE

The purpose of the corporation is to transact any lawful business.

ARTICLE 5

AUTHORIZED SHARES

The total authorized number of shares shall be 53,196,710 shares consisting of 45,000,000 shares of voting common stock, par value $ 0.000026108089 per share; and 8,196,710 shares of non-voting common stock, par value $ 0.000026108089 per share.

ARTICLE 6

DIRECTORS' AND OFFICERS' LIABILITY

Without limiting the limitation of liability of directors and officers provided by NRS 78.138(7), a director or officer of the Corporation shall not be individually liable to the Corporation or its stockholders for any damages as a result of any act or failure to act in the person's capacity as a director or officer unless it is proven that: (i) the act or failure to act constituted a breach of the person's fiduciary duties as a director or officer; and (ii) the breach of those duties involved intentional misconduct, fraud or knowing violation of law.

ARTICLE 7

INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article 7.

Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Company would have the power to indemnify such person.

The indemnification provided in this Article 7 shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330 it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

In WITNESS WHEREOF I set my hand to these Totally Restated and Amended Articles of Incorporation of Zama&Zama Inc. this 26th day of November, 2024.

/s/ Vladi Bergman
Vladi Bergman
President, Secretary and Treasurer
1945 E. Russell Road
Suite 208
Las Vegas, Nevada 89119

I hereby accept appointment as the Resident Agent for Zama&Zama Inc.

/s/ Vladi Bergman
Vladi Bergman

Exhibit G to Form C: Testing the Waters (TTW)

TTW Email to Employees

Subject Line: Be Part of Karma and Luck's Next Chapter
PT: We're growing.

Header: An Exciting Opportunity for Our Team.

Dear Team,

At Karma and Luck, the heart of everything we do is connection—whether it's with our customers, artisans, or the incredible team that brings our mission to life every day: you.

Thanks to all of your hard work and dedication, Karma and Luck has grown into something extraordinary—a global movement with over $100 million in sales, 450,000 customers in 165 countries, and a mission that resonates worldwide.

Now, as we prepare to launch an investment campaign, we're excited to extend this opportunity to the people who know this company better than anyone: **you**.

This campaign is a chance to deepen your connection to the mission we've built together and to own a piece of the movement you've helped create.

Why this matters for you:

- **You've shaped this journey.** This is your opportunity to take part in Karma and Luck's future growth.
- **Be among the first.** Employees will have early access to this investment opportunity and exclusive insights before it's made public.
- **We're in this together.** Your dedication has always been our biggest strength; now you can share what's next.

This is more than just an investment campaign—it's the next step in our collective journey to expand globally, innovate sustainably, and continue spreading positivity and cultural connection.

We're only a few days away from launching our campaign, and we'll share more details about how you can get involved in the coming days. For now, we wanted you to be the first to know about what's ahead, and we encourage everyone interested in following this exciting journey to **please sign up here** (to ensure you get all the updates and the most up-to-date information).

www.karmaandluck.com/pages/startengine-ttw

Thank you for being the foundation of everything we've accomplished. Together, we're shaping the next chapter for Karma and Luck, and we can't wait to build it with you.

With gratitude,
Vladi

Disclaimer:

TTW Email 1: Campaign Announcement

Subject Line: *Be Part of Karma and Luck's Next Chapter*
Header: *An Exciting Opportunity Is Coming Soon*
Body:
Dear {{Customer}},

At Karma and Luck, we've always been inspired by the connections we've built with our global community. Thanks to your support, we've reached incredible milestones, including $100+ million in sales and 450,000 customers in 165 countries.

Now, we're thrilled to share that we're preparing to launch a crowdfunding campaign—giving you the opportunity to deepen your connection with us and become part of our journey in a meaningful way.

As an early supporter, you'll have the chance to access exclusive rewards, including special early bird perks. This is your moment to join us in shaping the future of Karma and Luck.

Sign up now to express your interest and stay updated on this exciting opportunity.

CTA: [Join the List for Early Access]

www.karmaandluck.com/pages/startengine-ttw

TTW Email 2: Founder's Vision

Subject Line: *From Our Founder: Let's Build the Future Together*
Header: *A Personal Message About Our Next Step*
Body:
Dear {{Customer}},

When Karma and Luck began, it was founded on the idea of creating meaningful connections and spreading positivity through beautiful, spiritual products. Thanks to you, our mission has reached new heights—but we believe this is just the beginning.

We're excited to announce our upcoming crowdfunding campaign. For the first time, you can share our journey by joining us as a partner. Early participants will enjoy exclusive rewards and perks as a thank-you for their support.

Why now is the perfect time to join us?

At Karma and Luck, we've built a brand that stands at the intersection of two rapidly growing markets:

- **The global jewelry market**, valued at $353 billion.
- **The spiritual products market**, growing at 8.7% annually.

By celebrating cultural heritage, spirituality, and sustainability, we've created products that resonate deeply with a global audience of over **450,000 customers.**

This is a unique opportunity to be part of our future while continuing to inspire spirituality and connection across the globe.

Sign up today to express your interest and stay informed as we get closer to launching this exciting new chapter.

CTA: [Join the Interest List Now]

www.karmaandluck.com/pages/startengine-ttw

<mark>OPTIONAL</mark> / TTW Email 3: The Opportunity (Day 5)

Subject Line: *Why Now Is the Perfect Time to Join Us*
Header: *Good Things Are Coming.*
Body:
Dear {{Customer}},

At Karma and Luck, we've built a brand that stands at the intersection of two rapidly growing markets:

- **The global jewelry market**, valued at $353 billion.
- **The spiritual products market**, growing at 8.7% annually.

By celebrating cultural heritage, spirituality, and sustainability, we've created products that resonate deeply with a global audience of over 450,000 customers.

Now, we're preparing to launch a crowdfunding campaign that will allow our supporters—like you—to join us in this exciting journey. As an early participant, you'll gain access to exclusive perks and rewards as we embark on this next chapter.

Express your interest today to be the first to learn about this opportunity and secure your spot.

CTA: [Join the Interest List Today]

www.karmaandluck.com/pages/startengine-ttw

TTW Social Media Posts

Dec 20 / Post 1: Campaign Teaser (Announcement Post)

https://brandfolder.com/karma-and-luck/#!asset/kx7v8799p8qp958hnk6wn4t6

🌟 *Big news alert!* 🌟
 At Karma and Luck, we're preparing to open a whole new chapter—one where YOU can be part of our incredible journey!

For the first time ever, we're offering you the chance to join us in a way like never before. Want to be one of the early bird investors? 📈

👉 Get on the list today to be the first to know all the details about this exciting opportunity. [Link in bio] - www.karmaandluck.com/pages/startengine-ttw

---

Dec 21 / Post 2: Founder's Message (Video Post):

https://app.frame.io/reviews/6b1d3ab9-739c-4253-bf18-49ba8ebcac1a/7d1a2d9a-8eb8-4273-b087-b383d6335f08

Visual: A short, heartfelt video from the founder sharing the vision behind Karma and Luck and a hint about the upcoming crowdfunding opportunity.

Caption:
Our journey started with a dream to bring positivity, protection, and purpose into people's lives—and your support has turned that dream into a global movement. 🌍💖

Now, we're inviting YOU to join us as we prepare to launch our crowdfunding campaign! Be one of the early bird investors and play a part in our next chapter.

🎥 Watch this message from our founder and get on the list to be the first to hear more! [Link in bio] - www.karmaandluck.com/pages/startengine-ttw

Dec 23 / Post 3: Highlight the Opportunity

https://drive.google.com/file/d/1_cQ4ZWrsBnqAq3yTXFQ1SHDtDwoXG47d/view?usp=drive_link

Caption:
Karma and Luck is more than just a brand—we're a community of over 450,000 people who believe in meaningful products that connect and uplift. 💎✨

Now, we're offering YOU the chance to be part of something even bigger. Get on the list to become one of the early bird investors in the $353 billion jewelry market and $8.3 billion spiritual products market.

🌟 Early bird rewards await! 🌟
📨 Join the list now to be first in line. [Link in bio]

www.karmaandluck.com/pages/startengine-ttw

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

OPTIONAL Post 4: Brand Story

https://drive.google.com/file/d/1Gh8haVQ4NpHuM6om63cOHq_YFv21Y7ea/view?usp=drive_link

Caption:
✨ From humble beginnings to becoming a global brand, Karma and Luck has been on a mission to bring meaningful products to people all over the world.

Now, we're preparing for the next exciting chapter—and we want YOU to be part of it!

👉 Get on the list to be one of the early bird investors and help us continue to grow and inspire. [Link in bio]

www.karmaandluck.com/pages/startengine-ttw

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE

OPTIONAL Post 5: Last Call to Sign Up

⏳ Last chance! Don't miss out on your opportunity to be one of the first to join our crowdfunding campaign.

Get on the list now and be an early bird investor—reward yourself with exclusive bonuses and be part of Karma and Luck's future success. 🎉

👉 Join today before time runs out! [Link in bio]

www.karmaandluck.com/pages/startengine-ttw

Dec 20 / TTW Press Release

Karma and Luck Announces Upcoming Crowdfunding Campaign to Empower Community and Fuel Future Growth

Karma and Luck®, the celebrated jewelry and lifestyle brand that blends cultural heritage with modern design, is excited to announce that it will soon be launching a crowdfunding campaign, offering a unique opportunity for supporters to become part of its next chapter of growth.

Founded with the mission to bring positivity, protection, and purpose into people's lives, Karma and Luck has seen tremendous success, surpassing $100 million in sales and building a dedicated community of over 450,000 customers across 165 countries. The company has gained recognition for its meaningful, handcrafted products and its commitment to celebrating cultural diversity, spirituality, and connection.

A New Opportunity to Join Karma and Luck's Journey

Starting soon, Karma and Luck will invite its customers, fans, and investors to join the movement as early-bird investors in its upcoming crowdfunding campaign. This campaign will allow interested individuals to express their interest in potentially investing in Karma and Luck and benefit from exclusive early bird rewards.

"We're incredibly grateful for the support our customers and community have shown us throughout the years. With this new initiative, we want to offer our loyal supporters a chance to become a part of our future growth," said Vladi Bergman, Founder and CEO of Karma and Luck. *"This is an exciting moment for us, and we can't wait to share this journey with the people who have helped shape Karma and Luck into what it is today."*

Why Now?

As Karma and Luck looks toward expansion, the company is strategically positioned to continue to grow within the $353 billion global jewelry and the $8.3 billion spiritual wellness markets. With an expanding product offering and plans for new retail locations, Karma and Luck aims to bring its meaningful, purpose-driven products to an even wider global audience.

By launching this crowdfunding initiative, Karma and Luck is allowing supporters to join at an early stage, giving them the chance to benefit from the rewards associated with early investment and play a role in the brand's next phase of growth. Interested individuals can sign up to be among the first to hear more about the investment opportunity, which will offer exclusive early bird bonuses for those who act quickly.

About Karma and Luck®

Karma and Luck® was founded with a simple mission: to bring positivity, protection, and purpose to people's lives through meaningful jewelry and home décor. With a focus on cultural diversity and spiritual symbolism, the brand has become a global leader in the jewelry and lifestyle space, offering handcrafted products that inspire connection and wellness.

Karma and Luck has been recognized by major media outlets including Inc. 5000, ABC, Good Morning America, GQ, and Forbes, and continues to grow with a loyal customer base, expanding retail presence, and ongoing innovation in its product offerings.

Join Us

This crowdfunding campaign presents an exciting opportunity for Karma and Luck's customers and supporters to be part of the brand's next chapter. Those interested in learning more about how they can become an early bird investor and share in the brand's future success are encouraged to sign up for updates and express their interest today.

To get early-bird access the crowdfunding event, please join Karma and Luck's mailing list: www.karmaandluck.com/pages/startengine-ttw

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE

OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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KARMA AND LUCK

Become Part of Karma and Luck's Next Chapter

Be among the first to join Karma and Luck's crowdfunding campaign!

Join our crowdfunding mailing today to get early access to exclusive rewards and become part of our exciting story.

E-mail

JOIN FOR EARLY BIRD ACCESS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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